NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE



JULY 13, 2010

News Release: 10-12

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES ADDITIONAL DRILL RESULTS FROM VIKING INCLUDING 8.5 METRES GRADING 2.1 GRAMS PER TONNE GOLD AND 0.5 METRES GRADING 13.4 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 53 to 60 from its ongoing drill program at the Viking gold property in Newfoundland.

There are currently two diamond drill rigs working at Viking in addition to a surface trenching and mapping program. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca. The current round of drilling is focused on both infilling and expanding the known gold bearing zone along the Thor Trend.

Drill Results

Holes 53 to 60 are located in the southern portion of the Thor Trend and are drilled along 50 metre spaced sections designed to test the bulk minable potential of the system. To date several high grade gold zones have been identified within this zone and these will be the focus of future drill holes designed to evaluate the high grade potential of the system. Significant gold results from holes 53 to 60 are summarized in the table below.

Holes 53 and 54 both encountered multiple zones of mineralization, and similar to holes 46 to 52 (previously released), they are showing the mineralized zone is wider than indicated in previous shallow drilling, and could be composed of a number of sub parallel mineralized zones. Hole 58 encountered anomalous to low grade gold from 5 metres to 230 metres depth. The best interval in hole 58 was 0.9 g/t gold over 0.5 metres. Hole 59 tested an east-west trending splay off the Thor Trend, which contained anomalous gold over a 46 metre core interval, with the best interval returning 0.6 g/t gold over 0.9 metres.

Hole 60 encountered 0.7 g/t gold over 32.0 metres including 2.1 g/t gold over 8.5 metres and 13.4 g/t gold over 0.5 metres. This hole contained an interval with visible gold which may correlate with intervals of visible gold observed in drill holes on the section 50 metres to the south for which assay results have not yet been received. If so, the drilling would suggest this southern zones contains another high grade section, perhaps analogous to the high grade Thor Vein located in the northern part of the Thor Trend.

Summary of select drill intercepts from holes 53 to 60 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 53	90.3	108.4	18.1	0.4
Hole 53	123.4	149.0	25.6	0.3
Hole 53	187.4	192.1	4.7	1.0
Hole 54	49.35	52.0	2.65	1.7
Hole 54	78.6	93.0	14.4	0.5
Hole 54	114.3	118.0	3.7	0.9
Hole 55	39.8	53.5	13.7	0.3
Hole 56	107.0	109.0	2.0	1.3
Hole 57	91.8	92.8	1.0	2.3
Hole 57	152.0	180.3	28.3	0.3
Hole 60	4.0	36.0	32.0	0.7
including	21.5	30.0	8.5	2.1
including	27.0	27.5	0.5	13.4

*The true widths of the mineralized intercepts have not been determined

The 2010 drilling program continues to outline the bulk minable potential of the Thor Trend as well as identify new zones of high grade mineralization within the system. The newly discovered high grade zones will be evaluated and further delineated by drilling in the coming weeks.

Exploration Update - Over 4000 metres of core in 24 holes has been drilled during the 2010 program to date (holes 46 to 69). Assay results have been received for holes 45 to 60. Drill holes 61 to 67 have been logged and sampled and have been sent to the laboratory for assay. Drill holes 68 and 69 are currently in progress. Additional assay results will continue to be released through the program as they are received and compiled. Results from an aggressive surface exploration program focused on targets outside of the Thor Trend are currently being compiled and should be ready for release shortly.

The Viking Property - The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control - All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 36 additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Douay Property Update - The company is pleased to announce that it has entered into an agreement with Société d'Exploration Minière Vior Inc. ("Vior") whereby Vior will purchase Northern Abitibi's 50% interest in 2 claims located adjacent to Vior's Douay West deposit in Quebec. The deal calls for Vior to pay Northern Abitibi $40,000 and issue 400,000 shares of Vior as well as 200,000 warrants. Northern Abitibi will receive additional cash, shares, and warrants if Vior's Douay West deposit goes into production or if Vior's ownership in the claims falls below 10%. Further details of the agreement can be found in Vior's news release dated July 8, 2010. Northern Abitibi still owns a 50% interest in 76 mining claims in the Douay district.

Northern Abitibi - Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert,
President/Director